PERPETUAL ENERGY INC.

SHARE OPTION PLAN

1.	Purpose of Plan

The purpose of this plan is to develop the interest of officers, directors, employees of, and consultants to, Perpetual Energy Inc. ("Perpetual" or the "Corporation") and its subsidiaries or persons providing services on an ongoing basis thereto in the growth and development of the Corporation and its subsidiaries by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

2.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)
"Blackout Period" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b)	"Board" means the board of directors of the Corporation;

(c)	"business day" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are generally not open for business;

(d)
"Common Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 12 hereof, such other common shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(e)	"Corporation" means Perpetual Energy Inc., and includes any successor corporation thereof;

(f)
"Exchange" means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange,  such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(g)	"insider" and "associate" have the meaning set forth in the Securities Act (Alberta);

(h)	"Insider" means an insider of the Corporation and any person who is an associate of an insider of the Corporation;

(i)
"Market Price" means the volume weighted average trading price of the Common Shares on the Exchange (or if the Common Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the Board for such purpose) for the five (5) trading days immediately preceding the date of grant of Options or on such day as is otherwise specified herein and, for this purpose, the weighted average trading price shall be calculated by dividing the total value by the total volume of Common Shares traded for such period;

(j)	"Options" means options to purchase Common Shares granted pursuant to the provisions hereof;

(k)	"Optionees" means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(l)
"Permitted Assign" means, for a Service Provider, (i) a trustee, custodian or administrator acting on behalf of, or for the benefit of the Service Provider; (ii) a holding entity of the Service Provider; (iii) a RRSP, RRIF, or TFSA of the Service Provider; (iv) a spouse of the Service Provider; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Service Provider; (vi) a holding entity of the spouse of the Service Provider; or (vii) a registered charity or foundation;

(m)	"Plan" means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(n)
"Security Based Compensation Arrangements" means (i) stock option plans for the benefit of employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation's shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever including without limitation the Corporation's Bonus Rights Plan; and

(o)	"Service Provider" means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more.

3.	Administration

The Plan shall be administered by the Board.  The Board shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Board shall be binding and conclusive on the Optionees and the Corporation subject to securityholder approval if required by any applicable stock exchange.

4.	Granting of Options

Subject to this Section 4, the Board may from time to time designate directors, officers, employees of, and consultants to, the Corporation or its subsidiaries and other persons providing services on an ongoing basis to the Corporation or its subsidiaries to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Section 5 hereof.

5.	Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a)
the maximum number of Common Shares issuable on exercise of Options outstanding at any time, under all Security Based Compensation Arrangements, shall be limited to 10% of the issued and outstanding Common Shares;

(b)
the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares;

(c)
the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares; and

(d)
the maximum number of Common Shares issuable to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries at any time pursuant to outstanding Options shall be limited to 2% of the issued and outstanding Common Shares.

For the purposes of Subsection 5(a) any increase in the issued and outstanding Common Shares (whether it is a result of exercise of Options, including under Section 10 hereof, or otherwise) will result in an increase in the number of Common Shares that may be issued on Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Plan.

Options that are cancelled, surrendered, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, surrendered, terminated or expired Option.

6.	Vesting of Options

The Board may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist.  In the absence of any determination by the Board to the contrary, Options will vest and be exercisable as to one-fourth (1/4) of the number of Options granted on each of the first, second, third and fourth anniversaries of the date of grant (computed in each case to the nearest full share) (subject to acceleration of vesting in the discretion of the Board).  The Board shall also have the discretion to accelerate vesting of previously granted Options on such terms and conditions as it may determine.

7.	Exercise Price

Subject to the next paragraph, the exercise price of Options granted under the Plan shall be fixed by the Board and if the Common Shares are listed on a stock exchange, the exercise price of the Options shall not be less than the Market Price or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant.

8.	Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise, be such period, not in excess of five (5) years, as may be determined from time to time by the Board but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five (5) years from the date of grant.  Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable except to a Permitted Assign.  In addition, each Option shall provide that:

(a)
upon the death of the Optionee, the Option shall terminate on the date determined by the Board which shall not be more than twelve (12) months from the date of death and, in the absence of any determination to the contrary, will be six (6) months from the date of death; and

(b)
if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation (other than by reason of death), the Option shall terminate on the expiry of the period (the "Termination Date") not in excess of six (6) months prescribed by the Board at the time of grant, following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation and, in the absence of any determination to the contrary, will be sixty (60) days following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, the Corporation or any subsidiary of the Corporation;

provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination shall be the number of Common Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other Service Provider, as the case may be.

The Plan does not confer upon an Optionee any right with respect to continuation of employment by the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the Optionee, the Corporation or a subsidiary thereof to terminate the Optionee's employment or service provision at any time.

If the normal expiry date of any Options falls within any Blackout Period or within ten (10) business days following the end of any Blackout Period ("Blackout Options"), then the Expiry Date of such Blackout Options shall, without any further action, be extended to the date that is ten (10)  business days following the end of such Blackout Period.  The foregoing extension applies to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in Section 20(a) hereof.

9.	Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased.

10.	Cashless Exercise

Subject to the provisions of the Plan, if permitted by the Board, an Optionee may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. An Option may be exercised pursuant to this Section 10 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying that the Optionee has elected to a cashless exercise of such Option and the number of Options to be exercised. The Corporation will not be required, upon the exercise of any Options pursuant to this Section 10, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares.  In lieu of fractional Common Shares, there will be paid to the Optionee by the Corporation upon the exercise of such Options pursuant to this Section 10 within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then fair market value of such fractional interest (as determined by the Board), provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00.  Upon exercise of the foregoing, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the Exchange for future issuance under the Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

11.	Surrender Offer

An Optionee may make an offer (the "Surrender Offer") to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed fair market value) specified therein by the Optionee and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.  If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee.  Upon the surrender and termination of Options pursuant to a Surrender Offer, the Common Shares issuable pursuant to such Options shall, for purposes of the number of Common Shares reserved for issuance with the Exchange, be available for further grants.  Perpetual may at its sole discretion elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee in respect of a Surrender Offer, however, Perpetual is under no obligation, express or implied, to make such election.

12.	Alterations in Shares

In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the exercise by the Optionee, in full, of any Option in respect of all of the shares granted, or the Corporation shall pay a dividend upon the Common Shares by way of issuance to the holders thereof of additional Common Shares, Options with respect to any shares which have not been purchased at the time of any such consolidation, subdivision or stock dividend shall be proportionately adjusted so that the Optionee shall from time to time, upon the exercise of an Option, be entitled to receive the number of shares of the Corporation the Optionee would have held following such consolidation, subdivision or stock dividend if the Optionee had purchased the shares and had held such shares immediately prior to such consolidation, subdivision or stock dividend.

Additionally, in the event of any change, subdivision, consolidation or reclassification of the Common Shares or in respect of the affairs of Perpetual, or other relevant changes in the Common Shares, or in the economic environment in which the Common Shares are traded, the Board may make such other adjustments or changes as it sees fit to the number of Options and to the number of Common Shares available for purchase upon the exercise of an Option and to the exercise price and shall effect such other changes, amendments or adjustments to the Plan as may be required or desirable in light of such changes in the Common Shares or its affairs, all with a view to maintaining the overall rights and benefits of Optionees as nearly as may be practicable in the circumstances.

Upon any such adjustments being made, the Optionee shall be bound by such adjustments and shall accept the terms of such Options in lieu of the Options previously outstanding.

13.	Change of Control

At the sole discretion of the board of directors of Perpetual, vesting of Options may be accelerated and all unexercised Options may be exercised prior to the Termination Date upon the effective date of a change of control of Perpetual or its subsidiaries and affiliates.  For purposes of this agreement, a "change of control" shall be deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to Perpetual or its subsidiaries and affiliates:

(a)
the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of Perpetual or its subsidiaries and affiliates, of Common Shares which in the aggregate total 20% or more of the then outstanding issued Common Shares, as the case may be; or

(b)	a "take-over bid" as such term is defined in Multilateral Instrument 62-104.

14.	No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.

15.	Cessation of Employment

For the purposes of this Plan and all option agreements, unless otherwise provided in the applicable option agreement, an Optionee shall be deemed to have ceased to be a Service Provider and an Optionee shall be deemed to have terminated or resigned from employment or consulting arrangement with the Corporation or any of its subsidiaries, as applicable, for the purposes hereof on the first to occur of such termination or resignation or the date (as determined by the Board) that the Optionee ceases in the active performance of all of the regular duties of the Optionee's job, which includes the carrying on of all of the usual and customary day-to-day duties of the job for the normal and scheduled number of hours in each working day, unless the foregoing is a result in a leave of absence ("Leave") approved for this purpose by the Board or senior officer to whom such Service Provider reports; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Corporation or its subsidiaries, as applicable, in respect of such termination of employment or consulting arrangement.  If the Optionee shall take a Leave, the Board may, in its sole discretion, also modify or change the vesting of any Options granted to such Optionee to take into account the period of the Leave.

16.	Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  Any Options granted prior to such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

17.	Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, circumstances when vesting of Options may be accelerated, the expiry date and any other terms approved by the Board, all in accordance with the provisions of this Plan.  The agreement will be in such form as the Board may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.  Such agreements may also contain such other provisions not inconsistent with the provisions hereof as the Board may determine.

18.	Tax Withholding

Perpetual shall have the power and the right to deduct or withhold, or require an Optionee to remit to Perpetual, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Options granted under the Plan.  With respect to required withholding, Perpetual shall have the irrevocable right (and the Optionee consents to) Perpetual setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by Perpetual to such Optionee (whether arising pursuant to the Optionee's relationship as a director, officer or employee of Perpetual or as a result of the Optionee providing services on an ongoing basis to Perpetual or otherwise), or may make such other arrangements satisfactory to the Optionee and Perpetual.  In addition, Perpetual may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by Perpetual, as trustee, to satisfy the withholding obligation net of selling costs. The Optionee consents to such sale and grants to Perpetual an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that Perpetual does not accept responsibility for the price obtained on the sale of such Common Shares.  Any reference in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this Section 18.

19.	No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Option under the Plan, whether arising as a result of the grant or exercise of Options or otherwise.  The Board and Perpetual make no guarantees to any person regarding the tax treatment of a Option or payments made under the Plan and none of Perpetual, nor any of its employees or representatives shall have any liability to an Optionee with respect thereto.

20.	Amendment or Discontinuance of the Plan

(a)
Subject to the restrictions set out in this Section 20(a), the Board may amend or discontinue the Plan and Options granted thereunder at any time without shareholder approval; provided any amendment to the Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange.  Without the prior approval of the shareholders, or such approval as may be required by the Exchange, the Board may not:

(i)	make any amendment to the Plan to increase the percentage of Common Shares reserved for issuance on exercise of outstanding Options at any time pursuant to Subsection 5(a) hereof;

(ii)	reduce the exercise price of any outstanding Options;

(iii)	extend the term of any outstanding Option beyond the original expiry date of such Option;

(iv)	make an amendment to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(b) or (c);

(v)
make an amendment to Section 5(d) to increase the maximum number of Common Shares issuable to directors who are not officers or employees of the Corporation under Security Based Compensation Arrangements;

(vi)
make any amendment to the Plan that would permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee or as otherwise permitted by the Plan; or

(vii)	make an amendment to amend this Section 20(a).

The Board may amend or terminate the Plan or any outstanding Option granted hereunder at any time without the approval of the Corporation, the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform the Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the approval of that stock exchange or regulatory authority.

In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the Plan.

21.	Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

22.	Effective Time

This Plan shall be effective on the date the Common Shares become listed and posted for trading on the Exchange.